

May 9, 2012

Via E-mail
Mr. Robert H. Benmosche
President and Chief Executive Officer
American International Group, Inc.
180 Maiden Lane
New York, New York 10038

      Re: American International Group, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed on February 23, 2012
               File No. 001-08787

Dear Mr. Benmosche:

We have reviewed your April 18, 2012 response to our April 5, 2012 letter and have the following comment.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Risk Factors
If we are unable to maintain the availability of our electronic data systems and safeguard the security of our data…, page 41

1. In response to our prior comment 2, you state that you have experienced threats to your data and systems, including malware and computer virus attacks, unauthorized access, systems failures and disruptions. In order to place the risks described in this risk factor in an appropriate context, please expand your risk factor to state that you have experienced threats to your data and systems, including malware and computer virus attacks, unauthorized access, systems failures and disruptions.

Robert H. Benmosche
American International Group, Inc.
May 9, 2012
Page 2

       You may contact Jennifer Riegel, Special Counsel, at (202) 551-3575 or me at (202) 551-3715 with any questions on the comment.

                                 Sincerely,

                                 /s/ Jeffrey P. Riedler

                                 Jeffrey P. Riedler
                                 Assistant Director